January 8, 2009

Via EDGAR and Facsimile

Eric Envall
Kathryn McHale
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Re:          Sonoma Valley Bancorp
Preliminary Proxy Statement on Schedule 14A
Filed January 2, 2009
File No. 000-31929

Dear Mr. Envall and Ms. McHale:

Sonoma Valley Bancorp (the “Company”) is submitting this letter in response to comments raised in the Staff’s letter to the Company dated January 5, 2009 (the “SEC Comment Letter”) regarding your review of the above-referenced preliminary proxy statement on Schedule 14A.  In this letter, we have included each comment from the SEC Comment Letter in italics followed by our response.  We welcome any questions you may have about our responses.

Preliminary Proxy Statement on Schedule 14A

1.	If true, please disclose whether you may have to register for resale securities you issue to the Treasury Department.

Response to Comment 1

Page 4 of the proxy statement has been revised to disclose when the Company must register for resale securities the Company issues to the Treasury Department.

2.
Please clearly state that the Company intends to participate in the Treasury Department’s program for “private” companies.  In addition, any pro forma information that the Company provides should disclose that it has been prepared in accordance with the “private” company program.

Response to Comment 2

The comment is noted, and we have made changes where applicable.
Financial Statements

3.
We note that you intend to hold your special meeting on February 4, 2009 but have incorporated your historical financial information by reference; please confirm that you intend to hold your meeting no fewer than twenty business days from the day you send the prospectus to shareholders in accordance with Note D(3) of Schedule 14A.

Response to Comment 3

We confirm that our meeting will be held no fewer than twenty business days from the day the Company sends the prospectus to shareholders in accordance with Note D(3) of Schedule 14A.

4.	Comments in connection with Item 13 of Schedule 14A.

Response to Comment 4

Your comments are noted and the Company has revised the proxy statement to include pro forma financial information and relevant discussions regarding such financial information as requested.

Closing Comments

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We believe this letter is responsive to your comments.  Please do not hesitate to call David Adams at (916-558-6028) if you have questions.

Very truly yours,

/s/ Mary Dieter Smith
Mary Dieter Smith,
Executive Vice President
and Chief Financial Officer